Exhibit 99.2

新 闻 稿 Press Release	中国石油天然气股份有限公司
PetroChina Company Limited
	中国北京东城区东直门北大街9号	9 Dongzhimen North Street, Dongcheng
	邮编：100007	District, Beijing,100007,P.R.China
	电话：86-10-59986266	TEL:86-10-59986266
	传真：86-10-62099559	FAX:86-10-62099559

PetroChina Increased Oil and Gas Output Steadily in First Three Quarters of 2018

Recorded Significant Net Profit Increase of 177.1%

(30 October 2018, Beijing) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 0857; NYSE: PTR; SSE: 601857) today announced that in the first three quarters of 2018, the Company grasped the favorable opportunities offered by the rising oil prices and the increasing market demand for natural gas, adhered to its principle of steady development, focused on high-quality developments, emphasized on increasing its reserves and output of oil and gas, strengthened the balance of resources and the coordination of operations, broadened sources of income, reduced costs and improved efficiency, maintained stable production and operations, which led to a significant improvement in operating results. In the first three quarters of 2018, under the International Financial Reporting Standards, the Company achieved a revenue of RMB1,709,933 million, representing an increase of 17.3% as compared with the same period of last year. The net profit attributable to owners of the Company was RMB48,124 million, representing an increase of 177.1%. In the third quarter, PetroChina recorded a revenue of RMB601,111 million and net profit attributable to owners of the Company was RMB 21,036 million, representing an increase of 24.8% and 348.5% respectively as compared with the same period of last year.

Improvements in results of all business segments, exploration and production segment maintained its dominant position in profit contribution. In the first three quarters of 2018, the average realised price for crude oil of the Company was US$67.93 per barrel, representing an increase of 39.3% as compared with the same period of last year. The average realised price for natural gas was US$5.72 per thousand cubic feet, representing an increase of 13% as compared with the same period of last year. The exploration and production segment achieved a profit from operations of RMB57,884 million, representing an increase of 427% as compared with the same period of last year, maintaining its dominant position in profit contribution. The Company adhered to the principles of market orientation, continued to optimise its operation, adjust structure and expend markets. The refining and chemicals segment, marketing segment, natural gas and pipeline segment recorded profits from operations of RMB36,631 million, RMB6,424 million and RMB19,719 million respectively, each representing an increase of 32.1%, 12% and 9.3% as compared with the same period of last year.

Steady increase in oil and gas output, continuous improvement in products structure. The Company endeavored to implement its resources strategy and consolidated its resource base, in the first three quarters of 2018, the crude oil output of the Company amounted to 663.3 million barrels, representing an increase of 0.5% as compared with the same period in 2017. The marketable natural gas output of the Company amounted to 2,661.6 billion cubic feet, representing an increase of 4.8% as compared with the same period of last year. The oil and gas equivalent output was 1,107 million barrels, representing an increase of 2.2% as compared with the same period in 2017. The Company pushed forward the internationalization strategy in a steady manner. Overseas projects such as the offshore oil field projects in Abu Dhabi and the LNG Project in Canada made steady progress. The overseas oil and gas equivalent output increased by 7.8% as compared with the same period of last year. In the first three quarters, the Company processed 825.6 million barrels of crude oil, representing an increase of 10.9% as compared with the same period of last year. The Company produced 77.15 million tons of gasoline, diesel and kerosene, representing an increase of 14.1% as compared with the same period of last year. The diesel to gasoline ratio of its production lowered to 1.21 this year from 1.31 in the same period last year. Output of commercialized petrochemical products remained stable.

Adhered to a low-cost strategy and achieved significant results in lowering costs and boosting efficiency. In the first three quarters of 2018, oil and gas lifting cost was USD11.47 per barrel, down 3% as compared with the same period of last year, excluding the foreign exchange impact. refinery unit cash processing cost was RMB160.38 per ton, down 2.1% as compared with the same period of last year. Return on net assets rose by 2.5 percentage points to 4% as compared with the same period of last year.

Future Outlook. It is expected that the global oil market will be tightly balanced. International oil prices will continue to fluctuate. PetroChina will seize opportunities, deepen reform and drive innovation, promote high-quality development and increase the value of its oil and gas business chains. The Company’s profit in 2018 is expected to increase substantially as compared with the same period of last year.

About PetroChina

PetroChina Company Limited is China’s largest oil and gas producer and distributor, playing a dominant role in the oil and gas industry in China. It is not only one of the companies with the biggest sales revenue in China, but also one of the largest oil companies in the world. The American Depositary Shares (ADS) and H shares of PetroChina were listed on the New York Stock Exchange on April 6, 2000 (stock code: PTR) and the Stock Exchange of Hong Kong Limited on April 7, 2000 (stock code: 857) respectively. It was listed on Shanghai Stock Exchange on November 5, 2007 (stock code: 601857).

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):

Hill+Knowlton Strategies	Fax: (852) 2576 1990
Renee Chen	Tel: (852) 2894 6228
E-mail: renee.chen@hkstrategies.com

PR Agency (Domestic media):

EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181
Liu Ping	Tel: (8610) 5166 3828
E-mail: ping.liu@everbloom.com.cn

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